ADELPHI STOCK BROKERS INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2025

ASSETS

Cash	$ 9,813,710
Cash - segregated in compliance with federal regulations	614,045
Marketable securities	151,509
Membership deposits	257,500
Fixed assets (net of $3,276 accumulated depreciation)	4,402
Prepaid fees	9,137
Security deposit and other assets	15,625
Total assets	$ 10,865,928

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 109,222
Customer credits	200,821
Total liabilities	310,043
Commitments and Contingencies (Note 6)	-
Stockholders' equity:	
Common stock, $0.10 par value; 2,500 shares authorized, 2,200 issued and outstanding	250
Additional paid in capital	14,319,750
Accumulated deficit	(3,764,115)
Total stockholders' equity	10,555,885
Total liabilities and stockholders' equity	$ 10,865,928